

March 30, 2012

<u>Via E-mail</u>
Harris H. Simmons
Chairman, President & Chief Executive Officer
Zions Bancorporation
One South Main Street
15th Floor
Salt Lake City, UT 84133

> **Re: Zions Bancorporation**
> **Preliminary Proxy Statement filed on Schedule 14A**
> **Filed March 27, 2012**
> **File No. 001-12307**

Dear Mr. Simmons:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Proposal 5: Approval of the Zions Bancorporation 2012 Management Incentive Plan Compensation, page 53</u>

1. We note your March 13, 2012 press release indicating that the Federal Reserve did not object to your 2012 Capital Plan, including your intention to redeem your TARP preferred equity. Please revise this section to specifically state that you intend to redeem the CCP Preferred Shares which will enable you to pay cash bonuses to your NEOs in 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director